Exhibit 14.1

Condor Hospitality Trust, Inc.Code of Business Conduct and Ethics and Whistleblower Policy

Policy – Ethical Conduct

Condor Hospitality Trust, Inc. (the “Company”) will operate in an ethical manner at all times without compromise.  The Company’s directors, employees, and the third-party management companies operating its hotels (its “Agents”), are also expected to consistently promote and practice high ethical standards.  Through the practice of high ethical standards, the Company seeks to maintain the confidence of its shareholders, customers and vendors, as well as the pride and confidence of its employees.

Opportunities to increase the Company’s profitability shall be pursued in a manner that is both morally and legally sound.  The Company will practice full compliance with all relevant laws, regulations and standards governing its operations and will not seek to exploit, or otherwise use to its advantage, any known loopholes or grey areas in such laws, regulations and standards.  The Company, its Agents, its directors and its employees will rely upon the counsel of attorneys and/or independent accountants when faced with the task of interpreting new or unfamiliar laws, regulations and other standards.

Expectation of Company’s Employees

The Company’s directors, employees, and its Agents, are individually responsible for ensuring the Company’s conduct of business in accordance with the high ethical standards it has established.  Accordingly, the Company’s directors, employees, and its Agents, are expected to:

1.	Be familiar with the relevant laws, regulations and standards governing the operation of the business segments they are charged with operating;
2.	Obey relevant laws, regulations and standards, to include those laws and regulations governing the Company’s labor practices, environmental stewardship, and operation as a publicly held corporation;
3.

Fairly report the Company’s consolidated results of operations and financial condition, as well as the operating results of its individual hotel properties, in accordance with accepted accounting principles in the U.S., as well as the Company’s established finance and accounting policies;

4.

Refrain from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead the Company’s independent auditors for the purpose of rendering the financial statements of the Company misleading.

5.	Maintain all other corporate books and records accurately and in reasonable detail;
6.

Support the Company’s policy of providing full, fair, accurate, timely and understandable disclosure in all documents required to be filed or furnished or submitted to the Securities and Exchange Commission and in all other public communications;

7.	Preserve relevant documents whenever litigation or an investigation is pending, unless destruction has been approved by outside legal counsel;

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8.	Honor the civil rights of the Company’s employees, customers, vendors and competitors, and treat such individuals fairly, with dignity and respect;
9.	Conduct all business dealings with a high level of integrity, honesty and fairness;
10.	Create and maintain a work environment that is free of illegal discrimination and verbal, physical and sexual harassment of any kind;
11.	Respect all copyright protections, franchise rights and other proprietary benefits expressly stated by the owner of such rights;
12.

Refer all requests for donations, contributions and other forms of charitable or political support to the Company’s President and Chief Executive Officer or Chief Financial Officer, who will decide if such requests shall be honored, and if such contributions are permitted under applicable campaign finance laws and regulations;

13.	Refrain from using non-public information about the Company for personal financial benefit or to “tip” others who might make an investment decision on the basis of the information;
14.	Maintain in confidence confidential information regarding the Company and its business;
15.

Seek approval from the Chairman of the Audit Committee before acquiring a 5% or greater ownership interest (direct or indirect) in any of the Company’s vendors, customers, competitors or franchise organizations;

16.

Seek approval from the Chairman of the Audit Committee before hiring organizations or persons to serve as vendors, directors and employees, to the extent such organizations or persons are members, or are affiliated with members, of the hiring manager’s or another director’s or employee’s immediate family;

17.

Avoid conflicts of interest and reject opportunities to engage in outside businesses that will compete with, or benefit from the Company’s operations, or to otherwise become employed by the Company’s competitors while remaining on the Company’s payroll;

18.

Avoid the giving or receiving of gifts to/from vendors and customers except where such gifts are of little or no intrinsic value (under $200 retail value), where such gifts are of a perishable nature (e.g., fruit baskets, flowers, bread items), or where such gifts are of a commemorative nature (e.g., plaques and photographs);

19.

Immediately disclose all gifts of cash, travel, or other items with a retail value in excess of $200 to the Company’s President and CEO, who will decide whether the gift can be accepted, turned over to the Company, or returned;

20.	Refrain from offering, giving or providing gifts or payments to others, including government employees, in violation of any laws or regulations;
21.	Restrict the use of the Company’s assets and properties (including its cash, office supplies, equipment and premises) to the conduct of the Company’s authorized business activities only;
22.	Protect the Company’s proprietary information and business resources from loss, theft or improper use;
23.	Refrain from the use of drugs and alcohol in the workplace;

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24.	Seek guidance from a superior in any situation in which this Code of Business Conduct and Ethics, or Company policy, is unclear; and
25.

Promptly report all observed or suspected violations of law or this Code of Business Conduct and Ethics to a supervisor, the Company’s President and CEO, or a member of the Audit Committee of the Company’s Board of Directors.

Reporting Unethical Behavior

Condor Hospitality Trust, Inc. encourages its employees, shareholders, customers, vendors and other concerned parties to report any suspected or observed violations of the Company’s Code of Business Conduct and Ethics. The Company has designated the following individuals as being its primary contacts for the reporting of violations or other concerns:

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Mr. J. William Blackham, President and Chief Executive Officer, can be reached by telephone at (402) 316-1018, by mail at 4800 Montgomery Lane, Suite 220, Bethesda, MD  20814 or by e-mail bblackham@trustcondor.com or

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Mr. John Sabin, Chairman of the Audit Committee of the Company’s Board of Directors, can be reached by mail at 4800 Montgomery Lane, Suite 220, Bethesda, MD  20814 or by telephone at 301.787.5034 or by e-mail johnsabinbusiness@yahoo.com.

Any complaints or concerns regarding questionable accounting or auditing matters should be reported directly to Mr. Sabin.

If an employee of the Company prefers, any complaints or concerns regarding any suspected or observed violations of the Company’s Code of Business Conduct and Ethics or related matters may also be submitted on a confidential, anonymous basis through our ethics hotline as described below.

Information gathered through such reporting will be thoroughly investigated, and will be held in confidence.  Violations of this Code of Business Conduct and Ethics may result in disciplinary action, including termination of employment and/or criminal penalties.

Ethics Hotline

The ethics hotline is intended to cover serious concerns that could have a large impact on the Company, such as actions that:

•	May lead to incorrect financial reporting;
•	Are unlawful;
•	Are not in line with company policy, including the Code of Business Conduct; or
•	Otherwise amount to serious improper conduct.

Regular business matters that do not require anonymity should be directed to the employee’s supervisor and are not addressed by this policy.

Harassment or Victimization

Harassment or victimization of individuals submitting hotline reports will not be tolerated.

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Confidentiality

Every effort will be made to protect the reporter’s identity by our hotline vendor.  Please note that the information provided in a hotline report may be the basis of an internal and/or external investigation by our company into the issue being reported.  It is possible that as a result of the information provided in a report, the reporter’s identity may become known to us during the course of our investigation.

Anonymous Allegations

The policy allows employees to remain anonymous at their option.  Concerns expressed anonymously will be investigated, but consideration will be given to:

•	The seriousness of the issue raised;
•	The credibility of the concern; and
•	The likelihood of confirming the allegation from attributable sources.

Malicious Allegations

Malicious allegations may result in disciplinary action.

Procedure

The whistleblowing procedure is intended to be used for serious and sensitive issues.  Serious concerns relating to financial reporting, unethical or illegal conduct, should be reported in either of the following ways:

•	Website: www.lighthouse-services.com/trustcondor
•	English speaking USA: (833) 850-0088
•	Spanish speaking North America: (800) 216-1288

Reports are submitted by Lighthouse (our outside third party vendor) to the Company, and may or may not be investigated at the sole discretion of our Company.

The earlier a concern is expressed, the easier it is for us to take action.

Although you are not expected to prove the truth of an allegation, the employee submitting a report needs to demonstrate in their hotline report that there are sufficient grounds for concern.

How the Report Will Be Handled

The action taken will depend on the nature of the concern.  The Chairman of the Audit Committee of the Company’s Board of Directors receives a copy of each report and follow-up reports on actions taken by the Company.

Initial inquiries will be made to determine whether an investigation is appropriate, and the form that it should take. Some concerns may be resolved by agreed upon action without the need for an investigation.

Whether reported directly to the Company personnel or through the hotline, the individual submitting a report will be given the opportunity to receive follow-up on their concern.

The amount of contact between the individual submitting a report and the body investigating the concern will depend on the nature of the issue, the clarity of information provided, and whether

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the employee remains accessible for follow-up.  Further information may be sought from the reporter.

At the discretion of the Company and subject to legal and other constraints, the reporter may be entitled to receive information about the outcome of an investigation.

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Any amendment or waiver of this Code for executive officers or directors may be made only by the Board of Directors or a Board committee and will be promptly disclosed to shareholders as required by law, by the SEC or by the securities exchange or association on which the Company’s securities are listed for trading.

DATE:   May 17, 2018